Notice of Exempt Solicitation

Name of Registrant:

Meta Platforms, Inc.

Name of Person Filing:

Azzad Asset Management, Inc.

Address of Person Filing:

3141 Fairview Drive, Suite 355, Falls Church, VA 22042

Written materials are submitted pursuant to Rule 14a-6(g)(1):

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2026 Annual Meeting.

Important Notice

Azzad Asset Management does not ask for your proxy card and cannot accept your proxy. Please DO NOT send us your proxy card.

Dear Shareholders,

Azzad Asset Management writes to encourage shareholders to VOTE “FOR” PROPOSAL 7 on the proxy card, which asks the Board of Directors to publish a comprehensive report assessing Meta's human rights due diligence (HRDD) processes amid documented evidence of systematic failures that have facilitated mass violations of human rights in Conflict Affected High Risk Areas (CAHRAs), with an emphasis on the ongoing situation in Gaza.

Please refer to the company’s proxy statement for important information regarding the matters to be voted on at the shareholder meeting.

Summary:

Meta’s content moderation practices and policies have been put under increased scrutiny in recent years, causing real concern for investors. Most recently, Meta lost two landmark court cases with regards to content moderation and company practices, leading to appreciable destruction of shareholder value in the immediate aftermath of those rulings and the possibility of further losses in the future as the specter of additional legal action looms1. Globally, there is even greater cause for investor concern. Meta’s content moderation in CAHRAs has contributed to mass violations of human rights, putting the ethics of our investment into question, while also opening the company to increased legal liability. Amnesty International has documented the rights-violating role Meta allegedly played in both Myanmar2 and Tigray3 in recent years, with the impacted Rohingya population of Myanmar suing the company in both the U.S.4 and the U.K.5 Though the U.S. suit was thrown out on a legal technicality, the U.K. suit is still active, and could potentially cost the company hundreds of billions of dollars. Most recently, and perhaps most egregiously, Meta’s content moderation has played an extremely negative role in the ongoing atrocities taking place in Gaza.

We urge shareholders to support this proposal and push Meta to take action towards improving its content moderation practices and policies in CAHRAs so as to not continue to contribute to mass violations of human rights. This is not only an obligation under the United Nations Guiding Principles on Business and Human Rights; it is essential to mitigating material reputational and legal risks, thereby helping to safeguard the value of our investments.

Recent Civil Society Engagement

Meta has implemented independent human rights due diligence reports in the past, similar to what this resolution proposes. In 2021, Meta’s Oversight Board recommended that an independent HRDD report be issued to investigate the company’s conduct and impact on the Israel/Palestine context from May of that year. The group Business for Social Responsibility (BSR) was contracted to investigate and write the report, which was published in September of 2022. BSR’s report found that Meta had over-moderated Arabic-language Palestinian content, likely under moderated Hebrew-language Israeli content, and that Meta’s action led to adverse human rights impacts for Palestinians. BSR also issued 21 recommendations. We applaud these efforts; however, there is credible concern for Meta’s lack of progress in implementing BSR’s recommendations.

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1 https://www.cnbc.com/2026/03/26/meta-lawsuit-decision-zuckerberg-woes.html

2 https://www.amnesty.org/en/latest/news/2022/09/myanmar-facebooks-systems-promoted-violence-against-rohingya-meta-owes-reparations-new-report/

3 https://www.amnesty.org/en/latest/news/2023/10/meta-failure-contributed-to-abuses-against-tigray-ethiopia/

4 https://www.reuters.com/world/asia-pacific/rohingya-refugees-sue-facebook-150-billion-over-myanmar-violence-2021-12-07/

5 https://www.theguardian.com/technology/2021/dec/06/rohingya-sue-facebook-myanmar-genocide-us-uk-legal-action-social-media-violence

Meta issued its first progress report on implementation of the BSR Recommendations in September of 20236. However, civil society groups did not feel sufficient progress had been made at that time, and 7amleh publicly shared these concerns7 directly after the progress report was released. Furthermore, Meta published its second annual progress report on implementation of BSR recommendations in September of 20248. For a second year, civil society as represented by 7amleh and others was disappointed by the lack of transparency and progress outlined in the report. A group of the leading global and region digital rights organizations sent a letter to then President of Global Affairs, Nick Clegg, outlining why they felt Meta’s response was inappropriate9. For a third year in a row, not only was Meta’s 2025 progress report insufficient; it also announced a premature closure of updates pertaining to implementation of the BSR recommendations. This demonstrates a disturbing, multi-year pattern of Meta almost entirely ignoring civil society, claiming progress made on human rights related issues pertaining to Israel/Palestine, while clear issues are documented across Meta platforms.

Furthermore, the previous BSR report only investigated actions taken in May of 2021. Recent events, starting in response to the attacks of October 2023, more than justify another independent HRDD. This is especially due to the International Court of Justice’s (ICJ) preliminary ruling, which found that there is a “plausible” risk of genocide in Gaza, and that all stakeholders, including Meta, must do everything in their power to ensure against the enabling of further harms.

International Law & Human Rights Violations

With the ICJ determination that there is a "plausible" risk of genocide in Gaza, and the UN Commission of Inquiry confirmation that Israel's actions constitute "extermination as a crime against humanity", Meta's continued platform complicity places the company in direct violation of the UN Guiding Principles on Business and Human Rights and obligations under the Genocide Convention.

The ICJ’s preliminary ruling specifically requires that stakeholders prevent and punish “direct and public incitement to commit genocide”10. Yet, Meta continues to platform clearly genocidal content from Israeli politicians and military leaders alike11. Furthermore, from the start of the ongoing atrocities in Gaza, Israeli soldiers have been posting evidence across Meta’s platforms of human rights violations, from wanton destruction, to mistreatment of detainees, to the use of human shields, which are all categorized as violations of international humanitarian law, and war crimes under the Rome Statute12.

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6 https://humanrights.fb.com/wp-content/uploads/2023/09/September-2023-Israel-and-Palestine-HRDD-Meta-Update.pdf

7 https://7amleh.org/post/7amleh-calls-on-meta-to-fully-implement-bsr-report-recommendations

8 https://humanrights.fb.com/wp-content/uploads/2024/09/Israel-Palestine-HRDD-Implementation-update-2024.pdf?utm_content=29&utm_medium=referral&utm_source=MetaHuRiReport

9 https://7amleh.org/post/letter-regarding-insufficient-human-rights-due-diligence

10 https://www.icj-cij.org/node/203447

11 https://7amleh.org/post/meta-s-role-during-genocide-en

12 https://www.aa.com.tr/en/middle-east/israeli-soldiers-posts-on-social-media-constitute-proof-of-war-crimes-palestinian-journalist/3406437

Not only has Meta allowed for inciting and violative content to spread across its platforms, but the company has also profited from paid-for-placement advertisements containing violative content. Meta platforms hosted paid advertisements promoting illegal Israeli settlements and far-right settler activity in the occupied West Bank. Over 100 ads marketed homes in settlements such as Ariel, Ma’ale Adumim, and Efrat, sometimes calling for the demolition of Palestinian homes or soliciting funds for military operations in Gaza13. Meta platforms also hosted paid ads soliciting donations for IDF military equipment, since March 2025, at least 117 ads explicitly requested funding for combat-related purposes, reaching at least 76,000 impressions in the EU and UK alone14.

While Meta was platforming such harmful, rights-violating content, it was simultaneously censoring Palestinian content. Human Rights Watch documented 1,049 instances of content removal/suppression of peaceful pro-Palestinian content across 60 countries between October-November 2023 alone, compared to only one instance involving pro-Israel content15. Furthermore, Meta complies with 94% of Israeli government removal requests, suppressing 90,000+ posts since October 7, 202316.

Concluding Remarks

Unfortunately, Meta’s recent actions and implementation of content moderation on CAHRAs have left the company open to serious legal liability and potential violations of international law. Situations in Myanmar, Ethiopia, and most recently Gaza, have proven a consistent track record of problematic behavior which shareholders cannot ignore. Moreover, actions the company has taken to remedy these problems have consistently been deemed insufficient or inappropriate by leading human rights and civil society groups, while established journalists continue to document further problematic behavior. Therefore, we urge you to support our resolution, which is aimed at implementing proven human rights due diligence to prevent future harm, ensure Meta does not continue to be embroiled in costly controversy, and respond to the legitimate concerns of the ethical investing community.

Vote FOR this resolution and direct Meta to take a necessary step toward meaningful human rights due diligence in the Information Age.

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13 https://www.aljazeera.com/features/2025/3/31/meta-profits-as-ads-promote-illegal-israeli-settlements-in-west-bank

14 https://www.google.com/url?q=https://www.theguardian.com/technology/2025/jul/21/meta-idf-drone-ads-israel&sa=D&source=docs&ust=1774892433027605&usg=AOvVaw14lGVeSMRvpr9hmmoW-eWT

15 https://www.hrw.org/report/2023/12/21/metas-broken-promises/systemic-censorship-palestine-content-instagram-and

16 https://www.dropsitenews.com/p/leaked-data-israeli-censorship-meta

Summarized Resources of Key Human Rights Concerns

Systematic censorship of Palestinian content: Palestinian users and journalists frequently report content removals, account limitations, and shadow banning, particularly during periods of political escalation.

1)	Meta, Let Palestine Speak campaign: https://meta.7amleh.org/
2)	Palestinian Digital Rights, Genocide, and Big Tech Accountability: https://7amleh.org/post/report-on-palestinian-digital-rights-in-the-context-of-genocide-and-big-tech-accountability-one-year-after-the-war-on-gaza-en
3)	Erased and Suppressed: Palestinian Testimonies of Meta's Censorship: https://7amleh.org/post/erased-and-suppressed-palestinian-testimonies-of-meta-s-censorship-en

Anti-Palestinian hate speech and incitement: Meta has repeatedly failed to adequately moderate Hebrew-language incitement targeting Palestinians, including calls for violence, dehumanizing rhetoric, and genocidal incitement by public officials.

1)	Meta’s Role in Amplifying Harmful Content During Genocide in Gaza https://7amleh.org/post/meta-s-role-during-genocide-en

Monetized harmful content and settlement-linked activity: Meta’s advertising and monetization systems may enable harmful content and economic activity linked to Israeli settlements and violent rhetoric targeting Palestinians. These systems can allow pages, organizations, or actors to generate revenue or amplify reach through paid promotion, raising serious concerns regarding corporate responsibility and the financial enablement of activities that may contribute to human rights violations in occupied territory. Meanwhile, Facebook (owned by Meta) significantly reduced of Palestinian news outlets reach after October 202317

1)	Monetizing Occupation, Meta’s Financial Enablement of Settler Activity and Violent Rhetoric Against Palestinians: https://7amleh.org/post/meta-monetizes-settlements-and-violence-en

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17 https://www.bbc.com/news/articles/c786wlxz4jgo